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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10-C


                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ

                          INTERDEALER QUOTATION SYSTEM


                  Filed pursuant to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder



                               ZORAN CORPORATION
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                 (Exact name of issuer as specified in charter)


          2041 MISSION COLLEGE BOULEVARD, SANTA CLARA, CALIFORNIA 95054
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                    (Address of principal executive offices)

Issuer's telephone number, including area code:  (408) 986-1314
                                                -----------------------------


                   I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.   Title of security        COMMON STOCK
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2.   Number of shares outstanding before the change  7,111,628
                                                    -------------------------

3.   Number of shares outstanding after the change  9,068,936
                                                   --------------------------

4.   Effective date of change DECEMBER 27, 1996
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5.   Method of change: Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

     ACQUISITION, THROUGH MERGER OF A SUBSIDIARY OF THE ISSUER WITH AND INTO THE ACQUIRED COMPANY.
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Give brief description of transaction:  ON DECEMBER 27, 1996, ZORAN
CORPORATION ("ZORAN") ISSUED 1,957,308 SHARES OF COMMON STOCK
IN CONNECTION WITH THE MERGER OF SEE ACQUISITION CORPORATION, A WHOLLY-OWNED SUBSIDIARY OF ZORAN, WITH AND INTO COMPCORE MULTIMEDIA, INC. ("COMPCORE"), UPON WHICH COMPCORE BECAME A WHOLLY-OWNED SUBSIDIARY OF ZORAN.
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Date:  January ___, 1997           _____________________________________
                                   Levy Gerzberg, President
                                   and Chief Executive Officer